Filed by AOL Time Warner Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                           Commission File No. 333-30184

AOL & Time Warner Announce Framework for Agreements to Offer AOL Service & Other ISPs on Time Warner Broadband Cable Systems

Memorandum of Understanding Between AOL & Time Warner Outlines Open Access Business Practices

DULLES, VA and NEW YORK, NY, Feb. 29, 2000 -- America Online, Inc., the world's leading interactive services company, and Time Warner Inc., the world's leading media company, today announced that they have signed a Memorandum of Understanding setting out the framework under which Time Warner will offer consumers a choice of multiple ISPs, including AOL, on Time Warner's broadband cable systems. That MOU, which is expected to lead to a binding commitment between the companies, will also serve as the framework for agreements by which other ISPs will be available to consumers over Time Warner Cable.

Today's announcement represents a first step by the two companies to provide more detail on how as a combined company they will put "open access" into effect on their broadband cable systems and deliver consumer choice in Internet service providers.

Steve Case, Chairman and Chief Executive Officer of America Online,  Inc., said:
"I am very pleased that we have been able to make this significant step forward today toward making open access a reality for consumers in the marketplace. It is exactly what we believe our two companies can achieve when we work together: providing new choices for consumers and value in the marketplace.

"Choice, competition and innovation have been the factors driving the Internet's explosive growth to date. Now, with this framework, we are poised to make it easier, more attractive and more affordable than ever for consumers to sign up for high-speed, always-on Internet service, with all of the benefits that has to offer." Gerald Levin, Chairman and Chief Executive Officer of Time Warner, said:
"We know Time Warner consumers want choice and innovation in cable Internet service, and we are going to deliver it to them -- access to AOL as well as to a variety of other ISPs.

"I look forward to the rest of the cable industry following this same path of choice and innovation, which I believe will greatly accelerate consumer adoption of cable broadband services. Today's announcement is another step forward in delivering on the promise of the interactive medium and helping make broadband access a reality for every consumer."

Joe Collins,  Chairman and Chief Executive  Officer of Time Warner Cable,  said:
"At Time Warner Cable, we are committed to delivering the services consumers want. Our subscribers want a first-class array of choices, and we look forward to working with AOL and other ISPs to deliver that to them."

Key elements of the MOU include commitments to:

- Offer Consumers Choice: AOL Time Warner is committed to offer consumers a choice among ISPs. Consumers will not be required to purchase service from an ISP that is affiliated with AOL Time Warner in order to enjoy broadband Internet service over AOL Time Warner cable systems.

- Diversity of ISPs: AOL Time Warner will not place any fixed limit on the number of ISPs with which it will enter into commercial arrangements and it will offer those ISPs the choice to partner on a national (on all AOL Time Warner cable systems), regional or local basis, in order to facilitate the ability of consumers to choose among ISPs of different size and scope.

- Direct Relationship with the Customer for ISPs: AOL Time Warner is also committed to allow both the cable operator and the ISP to have the opportunity to have a direct relationship with the consumer. Accordingly, both the cable operator and the ISP will be allowed to market and sell broadband service directly to customers. When an ISP sells broadband Internet service directly to a customer, it may, if it so chooses, bill and collect from the customer directly.

- Video Streaming: AOL Time Warner will allow ISPs to provide video streaming. AOL Time Warner recognizes that some consumers desire video streaming, and AOL Time Warner will not block or limit it.

While today's MOU is subject to existing Time Warner obligations, such as its contracts with Road Runner, Time Warner also said it is committed to providing a choice of ISPs as quickly as possible, and will work with its partners to try to achieve that goal even before its current obligations expire.

The AOL Time Warner Memorandum of Understanding on open access is attached.

About America Online, Inc.

Founded in 1985,  America  Online,  Inc.,  based in Dulles,  Va., is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 21 million members, and CompuServe, with more than 2.5 million members; several leading Internet brands including ICQ, AOL Instant Messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; the Netscape Navigator and Communicator browsers; AOL MovieFone, the nation's # 1 movie listing guide and ticketing service; Spinner Networks and NullSoft, Inc., leaders in Internet music; and Digital Marketing Services, a company specializing in online rewards programs and online market research. Through its strategic alliance with Sun Microsystems, the company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

About Time Warner Inc.

Time Warner Inc. (NYSE: TWX, www.timewarner.com) is the world's leading media company. Its businesses include cable networks, publishing, music, filmed entertainment, cable and digital media.

Caution Concerning Forward-Looking Statements. This press release and its attachment include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner/America Online transaction. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger of America Online and Time Warner; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by AOL Time Warner, America Online and Time Warner with the Securities and Exchange Commission, including the most recent quarterly report on Form 10-Q and current reports on Form 8-K. None of AOL Time Warner, America Online or Time Warner is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                             * * * * * * * * * * * *

AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/ prospectus regarding the proposed business combination transaction referenced in the foregoing information. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/ prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by AOL Time Warner (as well as by America Online and Time Warner) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention: Investor Relations, telephone: (703) 265-2741, e-mail: AOL IR @aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

Memorandum of Understanding Between Time Warner, Inc. and America Online, Inc.

Regarding Open Access Business Practices

MEMORANDUM OF UNDERSTANDING Between Time Warner Inc. And America Online, Inc.

REGARDING OPEN ACCESS BUSINESS PRACTICES

February 29, 2000

1. This Memorandum of Understanding ("MOU") sets out the commitments that AOL Time Warner will make to provide open access (i.e., to make a choice of multiple Internet Service Providers ("ISPs") available to consumers) on its broadband cable systems. It is the intention of the parties to enter into as quickly as possible a binding definitive agreement to provide broadband AOL service on Time Warner's cable systems, which will be used as a model for the commercial agreements that will be available to other ISPs.

2. AOL Time Warner is committed to offer consumers a choice among multiple ISPs. Consumers will not be required to purchase service from an ISP that is affiliated with AOL Time Warner in order to enjoy broadband Internet service over AOL Time Warner cable systems. AOL Time Warner intends to encourage actively other cable operators similarly to provide consumers with a choice of broadband ISP offerings.

3. AOL Time Warner will effectuate such choice for consumers by negotiating arm's-length commercial agreements with both affiliated (such as AOL) and unaffiliated ISPs that wish to offer service on the AOL Time Warner broadband cable systems. Pursuant to such commercial agreements, AOL Time Warner will partner with ISPs to offer consumers a choice of competing broadband Internet service offerings.

4. AOL Time Warner will not place any fixed limit on the number of ISPs with which it will enter into commercial arrangements to provide broadband service to consumers. AOL Time Warner will provide its consumers with a broad choice among ISPs, consistent with providing a quality consumer experience and any technological limitations in providing multiple ISPs on its broadband cable systems.

5. The terms of the commercial agreements between AOL Time Warner and ISPs wishing to provide broadband service will not discriminate on the basis of whether the ISP is affiliated with AOL Time Warner. Thus, while the economic arrangements reached by AOL Time Warner and ISPs wishing to provide broadband service will vary depending on a number of factors (such as the speed, marketing commitments, and nature and tier of the service desired to be offered), AOL Time Warner will not discriminate in those economic arrangements based upon whether or not the ISP is affiliated with AOL Time Warner. In addition, AOL Time Warner will operate its broadband cable systems in a manner that does not discriminate among ISP traffic based on affiliation with AOL Time Warner.

6. AOL Time Warner will allow ISPs to provide video streaming. AOL Time Warner recognizes that some consumers desire video streaming, and AOL Time Warner will not block or limit it.

7. AOL Time Warner will allow ISPs to connect to its broadband cable systems without purchasing broadband backbone transport from AOL Time Warner.

8. Consistent with technological capability, AOL Time Warner will offer ISPs the choice to partner with it to offer broadband Internet service on a national (on all AOL Time Warner cable systems), regional or local basis, in order to facilitate the ability of consumers to choose among ISPs of different size and scope. AOL Time Warner is committed to bring the benefits of the Internet to all Americans, and will not allow ISPs to offer "redlined" service to only a portion of an AOL Time Warner cable system that is fully enabled to provide broadband service.

9. AOL Time Warner is also committed to allow both the cable operator and the ISP to have the opportunity to have a direct relationship with the consumer. Accordingly, both the cable operator and the ISP will be allowed to market and sell broadband service directly to customers. When AOL Time Warner's cable systems sell broadband Internet service to a customer, they will be entirely responsible for billing and collection. When an ISP sells broadband Internet service directly to a customer, it may, if it so chooses, bill and collect from the customer directly.

10. This MOU represents an initial step by Time Warner and AOL to articulate the terms, conditions and parameters under which a combined AOL Time Warner will offer consumers access to multiple ISPs on its broadband cable systems. It is the intention of the parties to continue to refine those particulars in a manner that is responsive to, and consistent with, the desire of consumers to have a choice among multiple ISPs offering broadband service and the still-evolving nature of the cable infrastructure.

11. All of the foregoing is subject to all pre-existing obligations of Time Warner, including without limitation Time Warner's agreements with Serviceco, LLC (d/b/a Road Runner) and its fiduciary and other obligations to its partners. However, Time Warner will endeavor to reach agreements and accommodations with third parties to which pre-existing obligations are due that would permit the full implementation of the commitments described herein as quickly as possible.


/s/Stephen M. Case                           /s/Gerald M. Levin
--------------------------                  ---------------------------
Stephen M. Case                              Gerald M. Levin
America Online, Inc.                         Time Warner Inc.